Exhibit 99.1

Tempo Offices, Unit B9,

431 Roberts Rd, Subiaco,

Western Australia, 6008

Tel: + 618 6313 3975

Fax: + 618 6270 6339

Email: invest@missionnewenergy.com

16 October 2014

ASX ANNOUNCEMENT

Annual General Meeting – ASX Waiver

Mission NewEnergy Limited (ASX: MBT) refers to its Notice of Annual General Meeting lodged with the ASX 25 September 2014 (Notice).

Mission advises that the ASX has granted a waiver from ASX listing rules 10.13.3 to the extent necessary to permit resolution 6 of the Notice seeking shareholder approval for the issue of shares in lieu of payment of a cash bonus. Resolution 6 required a waiver from listing rule 10.13.3 to allow shareholders to resolve that the Shares may be issued later than one month following the annual general.

The terms of the waiver are annexed to this announcement.

-Announcement Ends -

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Company Contact:

James Garton

Phone: +61 8 6313 3975

Email: james@missionnewenergy.com

Annexure – ASX Decision Dated 15 October 2014

1.	Based solely on the information provided, ASX Limited (“ASX”) grants Mission NewEnergy Limited (the “Company”) a waiver from listing rule 10.13.3 to the extent necessary to permit the Company’s notice of general meeting (the “Notice”) to approve the issue of a maximum of 15,000,000 fully paid ordinary shares to Mr Nathan Mahalingam, Mr Guy Burnett and Mr James Garton (together, the “Relevant Directors”) (or their nominees) (the “Executive Securities”) not to state that the Executive Securities will be issued no later than one month after the date of the security holders’ meeting subject to the following conditions:

•	The Executive Securities will be issued no later than 3 months after the date of the security holders’ meeting,

•	The Company releases the terms of the waiver to the market immediately.

2.	ASX has considered listing rules 10.13.3 only and makes no statement as to the Company’s compliance with other listing rules.